Exhibit 99.2

US GAAP FINANCIAL RESULTS FOR THE 2022 FISCAL YEAR

MANAGEMENT’S REPORT ON FINANCIAL STATEMENTS

AND INTERNAL CONTROL OVER FINANCIAL

REPORTING

Financial Statements

Management is responsible for the accompanying consolidated financial statements and all other information in this Annual Report. These consolidated financial statements have been prepared in accordance with US generally accepted accounting principles (“GAAP”) and necessarily include amounts that reflect management’s judgment and best estimates. Financial information contained elsewhere in this Annual Report is prepared on a basis consistent with the consolidated financial statements.

The Board of Directors carries out its responsibilities for the consolidated financial statements through its Audit Committee, consisting solely of independent directors. The Audit Committee meets with management and the independent auditors to review the consolidated financial statements and internal controls as they relate to financial reporting. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to shareholders.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management assessed the effectiveness of our internal control over financial reporting as of January 31, 2022, based on criteria established in “Internal Control – Integrated Framework” (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management concluded that, as of January 31, 2022, the design and operation of our internal control over financial reporting was effective.

Management’s internal control over financial reporting as of January 31, 2022, has been audited by KPMG LLP, Independent Registered Public Accounting Firm, who also audited our Consolidated Financial Statements for the year ended January 31, 2022, as stated in the Report of Independent Registered Public Accounting Firm, which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of January 31, 2022.

Changes in Internal Control Over Financial Reporting

During the fiscal year ended January 31, 2022, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

‘Edward J. Ryan’	‘Allan Brett’
Edward J. Ryan	Allan Brett
Chief Executive Officer	Chief Financial Officer
Waterloo, Ontario	Waterloo, Ontario

KPMG LLP

Bay Adelaide Centre

Suite 4600

333 Bay Street

Toronto, ON Canada M5H 2S5

Telephone (416) 777-8500

Fax (416) 777-8818

www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of The Descartes Systems Group Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of The Descartes Systems Group Inc. (the Company) as of January 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended January 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of January 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 2, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Determination of standalone selling prices of distinct performance obligations for customer contracts with multiple performance obligations

As discussed in Note 2 to the consolidated financial statements, the Company enters into contracts that can include the delivery of various combinations of goods and/or services. The accounting for a contract with a customer that contains multiple performance obligations requires an allocation of the transaction price to each distinct performance obligation based on the determination of the standalone selling price (SSP). SSP for each distinct performance obligation in a customer contract is an estimate of the price that would be charged for the specific good or service if it was sold separately in similar circumstances and to similar customers. This estimate determines the amount of revenue recognized for each performance obligation in a customer contract. If the Company does not have an observable SSP for a particular good or service, then SSP is estimated using reasonably available information and maximizing observable inputs with approaches including historical pricing, cost plus a margin, and the residual approach. When estimating the SSP, the Company makes certain significant assumptions including the basis for stratification of the underlying population of customer contracts based on pricing practices for different goods or services, as appropriate. The Company’s consolidated revenues were $424,690 thousand for the year ended January 31, 2022.

We identified the evaluation of the determination of the SSP of distinct performance obligations for customer contracts with multiple performance obligations as a critical audit matter. A higher degree of auditor judgment was required to evaluate the approach and the significant assumptions, including the basis for stratification, used to determine SSP for each distinct performance obligation in a customer contract.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of internal controls related to the critical audit matter, including controls related to the approach and significant assumptions used to determine SSP for distinct performance obligations in customer contracts with multiple performance obligations. We evaluated the approach used to determine SSP by comparing it to current pricing patterns in relevant customer contracts and the pricing practices observed in the industry. We examined certain revenue transactions from the SSP population and compared attributes such as price and level of the employee rendering the service to customer contracts and invoices to evaluate the significant assumptions used, including the basis of stratification.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2015.

Toronto, Canada
March 2, 2022

KPMG LLP

Bay Adelaide Centre

Suite 4600

333 Bay Street

Toronto, ON Canada M5H 2S5

Telephone (416) 777-8500

Fax (416) 777-8818

www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of The Descartes Systems Group Inc.

Opinion on Internal Control Over Financial Reporting

We have audited The Descartes Systems Group Inc.’s internal control over financial reporting as of January 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, The Descartes Systems Group Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of January 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of January 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended January 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated March 2, 2022 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Financial Statements and Internal Control Over Financial Reporting preceding our reports. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
March 2, 2022

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED BALANCE SHEETS

(US DOLLARS IN THOUSANDS; US GAAP)

	January 31,	January 31,
	2022	2021
ASSETS
CURRENT ASSETS
Cash	213,437	133,661
Accounts receivable (net)
Trade (Note 5)	41,705	37,206
Other (Note 6)	14,075	14,830
Prepaid expenses and other	21,974	16,939
Inventory (Note 7)	868	429
	292,059	203,065
OTHER LONG-TERM ASSETS (Note 19)	18,652	15,550
PROPERTY AND EQUIPMENT, NET (Note 8)	10,817	12,089
RIGHT-OF-USE ASSETS (Note 13)	10,571	12,165
DEFERRED INCOME TAXES	14,962	15,216
INTANGIBLE ASSETS, NET (Note 9)	229,609	239,992
GOODWILL (Note 10)	608,761	565,177
	1,185,431	1,063,254
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	10,566	7,955
Accrued liabilities (Note 11)	56,442	38,879
Lease obligations (Note 13)	4,029	4,168
Income taxes payable	5,616	3,383
Deferred revenue (Note 19)	56,780	49,878
	133,433	104,263
LONG-TERM DEBT (Note 12)	—	—
LEASE OBLIGATIONS (Note 13)	7,382	8,895
DEFERRED REVENUE (Note 19)	1,920	1,413
INCOME TAXES PAYABLE	7,354	8,230
DEFERRED INCOME TAXES	35,523	29,385
	185,612	152,186
COMMITMENTS, CONTINGENCIES AND GUARANTEES (Note 14)
SHAREHOLDERS’ EQUITY (Note 15)
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 84,756,210 at January 31, 2022 (January 31, 2021 – 84,494,658)	536,297	531,825
Additional paid-in capital	473,303	464,102
Accumulated other comprehensive loss	(12,393)	(1,189)
Retained earnings (accumulated deficit)	2,612	(83,670)
	999,819	911,068
	1,185,431	1,063,254

The accompanying notes are an integral part of these consolidated financial statements.

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND WEIGHTED AVERAGE SHARE AMOUNTS; US GAAP)

	January 31,	January 31,	January 31,
Year Ended	2022	2021	2020

REVENUES	424,690	348,664	325,791
COST OF REVENUES	101,810	89,910	85,721
GROSS MARGIN	322,880	258,754	240,070
EXPENSES
Sales and marketing	46,895	38,785	40,389
Research and development	62,570	54,066	53,513
General and administrative	44,454	36,267	34,628
Other charges (Note 20)	6,428	2,335	3,797
Amortization of intangible assets	59,099	55,905	55,485
	219,446	187,358	187,812
INCOME FROM OPERATIONS	103,434	71,396	52,258
INTEREST EXPENSE	(1,123)	(1,186)	(4,416)
INVESTMENT INCOME	299	159	193
INCOME BEFORE INCOME TAXES	102,610	70,369	48,035
INCOME TAX EXPENSE (Note 18)
Current	14,814	3,746	5,295
Deferred	1,514	14,523	5,743
	16,328	18,269	11,038
NET INCOME	86,282	52,100	36,997
EARNINGS PER SHARE (Note 16)
Basic	1.02	0.62	0.45
Diluted	1.00	0.61	0.45
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	84,591	84,360	81,659
Diluted	86,200	85,756	82,867

The accompanying notes are an integral part of these consolidated financial statements.

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(US DOLLARS IN THOUSANDS; US GAAP)

	January 31,	January 31,	January 31,
Year Ended	2022	2021	2020

Comprehensive income
Net Income	86,282	52,100	36,997
Other comprehensive income (loss):
Foreign currency translation adjustment, net of income tax (recovery) expense of ($348) for the year ended January 31, 2022 (January 31, 2021 – $290; January 31, 2020 – ($132))	(11,204)	24,755	(743)
Total other comprehensive income (loss)	(11,204)	24,755	(743)
COMPREHENSIVE INCOME	75,078	76,855	36,254

The accompanying notes are an integral part of these consolidated financial statements.

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(US DOLLARS IN THOUSANDS; US GAAP)

	January 31,	January 31,	January 31,
	2022	2021	2020

Common shares
Balance, beginning of year	531,825	524,154	276,753
Stock options and share units exercised	4,472	7,671	1,788
Issuance of common shares, net of issuance costs (Note 15)	—	—	236,568
Acquisitions (Note 3)	—	—	9,045
Balance, end of year	536,297	531,825	524,154

Additional paid-in capital
Balance, beginning of year	464,102	459,269	454,722
Stock-based compensation expense (Note 17)	11,017	6,313	4,909
Stock options and share units exercised	(1,816)	(1,480)	(362)
Balance, end of year	473,303	464,102	459,269

Accumulated other comprehensive income (loss)
Balance, beginning of year	(1,189)	(25,944)	(25,201)
Other comprehensive income (loss), net of income taxes	(11,204)	24,755	(743)
Balance, end of year	(12,393)	(1,189)	(25,944)

Retained earnings (accumulated deficit)
Balance, beginning of year	(83,670)	(135,770)	(172,767)
Net income	86,282	52,100	36,997
Balance, end of year	2,612	(83,670)	(135,770)

Total Shareholders’ Equity	999,819	911,068	821,709

The accompanying notes are an integral part of these consolidated financial statements.

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US DOLLARS IN THOUSANDS; US GAAP)

Year Ended	January 31,	January 31,	January 31,
	2022	2021	2020

OPERATING ACTIVITIES
Net income	86,282	52,100	36,997
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	5,129	5,757	6,037
Amortization of intangible assets	59,099	55,905	55,485
Stock-based compensation expense (Note 17)	11,017	6,313	4,909
Other non-cash operating activities	308	207	337
Deferred tax expense	1,514	14,523	5,743
Changes in operating assets and liabilities (Note 21)	12,789	(3,575)	(5,256)
Cash provided by operating activities	176,138	131,230	104,252
INVESTING ACTIVITIES
Additions to property and equipment	(4,829)	(3,759)	(4,900)
Acquisition of subsidiaries, net of cash acquired (Note 3)	(90,278)	(48,403)	(292,053)
Cash used in investing activities	(95,107)	(52,162)	(296,953)
FINANCING ACTIVITIES
Proceeds from borrowing on the credit facility	—	10,196	297,015
Credit facility and other debt repayments	(1,068)	(10,793)	(322,634)
Payment of debt issuance costs	(72)	(40)	(1,400)
Issuance of common shares for cash, net of issuance costs (Note 15)	2,656	6,194	237,973
Payment of contingent consideration	—	—	(785)
Cash provided by financing activities	1,516	5,557	210,169
Effect of foreign exchange rate changes on cash	(2,771)	4,633	(363)
Increase in cash	79,776	89,258	17,105
Cash, beginning of year	133,661	44,403	27,298
Cash, end of year	213,437	133,661	44,403
Supplemental disclosure of cash flow information:
Cash paid during the year for interest	—	89	3,516
Cash paid during the year for income taxes	12,575	8,214	8,946

The accompanying notes are an integral part of these consolidated financial statements.

THE DESCARTES SYSTEMS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(TABULAR AMOUNTS IN THOUSANDS OF US DOLLARS, EXCEPT PER SHARE AMOUNTS OR AS OTHERWISE INDICATED; US GAAP)

Note 1 - Description of the Business

The Descartes Systems Group Inc. (“Descartes”, “Company”, “our” or “we”) is a provider of global logistics technology solutions. Customers use our modular, software-as-a-service (“SaaS”) and data solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access and analyze global trade data; research and perform trade tariff and duty calculations; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in a large, collaborative multi-modal logistics community. Our pricing model provides our customers with flexibility in purchasing our solutions either on a subscription, transactional or perpetual license basis. Our primary focus is on serving transportation providers (air, ocean and truck modes), logistics service providers (including third-party logistics providers, freight forwarders and customs brokers) and distribution-intensive companies for which logistics is either a key or a defining part of their own product or service offering, or for which our solutions can provide an opportunity to reduce costs, improve service levels, or support growth by optimizing the use of assets and information.

Note 2 –Basis of Presentation

The accompanying consolidated financial statements are presented in United States (“US”) dollars and are prepared in accordance with generally accepted accounting principles in the US (“GAAP”) and the rules and regulations of the Canadian Securities Administrators and the US Securities and Exchange Commission (“SEC”) for the preparation of consolidated financial statements.

The world continues to experience a global pandemic related to the spread of the COVID-19 virus (the “Pandemic”). The Pandemic has had disruptive effects in countries in which the Company operates, and the future impacts of the Pandemic and any resulting economic impact are largely unknown and rapidly evolving. As the impacts of the Pandemic continue to evolve, estimates and assumptions about future events and their effects cannot be determined with certainty and therefore require increased judgment. The future impact of Pandemic uncertainties could result in a significant impact on the reported amounts of assets, liabilities, revenue and expenses in these and any future consolidated financial statements. Examples of accounting estimates and judgments that may be impacted by the Pandemic include, but are not limited to; revenue recognition, impairment of goodwill and intangible assets and provisions for credit losses.

Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ends on January 31, 2022, is referred to as the “current fiscal year”, “fiscal 2022”, “2022” or using similar words. Our previous fiscal year, which ended on January 31, 2021, is referred to as the “previous fiscal year”, “fiscal 2021”, “2021” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, “2023” refers to the annual period ending January 31, 2023 and the “fourth quarter of 2023” refers to the quarter ending January 31, 2023.

Basis of consolidation

The consolidated financial statements include the financial statements of Descartes and our wholly-owned subsidiaries. We do not have any variable interests in variable interest entities. All intercompany accounts and transactions have been eliminated during consolidation.

Foreign currency translation

The US dollar is the presentation currency of the Company. Assets and liabilities of our subsidiaries are translated into US dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated into US dollars using daily exchange rates. Translation adjustments resulting from this process are accumulated in other comprehensive income (loss) as a separate component of shareholders’ equity. On substantial liquidation of a foreign operation, the component of accumulated other comprehensive income relating to that particular foreign operation is recognized in the consolidated statements of operations.

The functional currency of each of our entities is generally the local currency in which they operate. Transactions incurred in currencies other than the local currency of an entity are converted to the local currency at the transaction date. Monetary assets and liabilities denominated in foreign currencies are re-measured into the local currency at the exchange rate in effect at the balance sheet date. All foreign currency re-measurement gains and losses are included in net income. For the year ended January 31, 2022, foreign currency re-measurement loss of $0.3 million was included in net income (January 31, 2021 – loss of $0.8 million; January 31, 2020 – loss of $0.6 million).

Use of estimates

Preparing financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying note disclosures. Although these estimates and assumptions are based on management’s best knowledge of current events, actual results may be different from the estimates. These estimates, judgments and assumptions are evaluated on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable at that time, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

Estimates and assumptions are used when accounting for items such as allocations of the purchase price and the fair value of net assets acquired in business combination transactions, useful lives of intangible assets and property and equipment, revenue related estimates including determining the nature and timing of satisfaction of performance obligations, variable consideration, and other obligations such as product returns and refunds, allowance for doubtful accounts, collectability of other receivables, provisions for excess or obsolete inventory, determining the Company’s incremental borrowing rate, restructuring accruals, fair value of stock-based compensation, assumptions embodied in the valuation of assets for impairment assessment, accounting for income taxes, valuation allowances for deferred income tax assets, realization of investment tax credits, uncertain tax positions and recognition of contingencies. Significant assumptions and judgment are used when determining the standalone selling price (“SSP”) of performance obligations in contracts with customers.

Cash

Cash included highly liquid short-term deposits with original maturities of three months or less.

Financial instruments

Fair value of financial instruments

The carrying amounts of the Company’s cash, accounts receivable (net), accounts payable, accrued liabilities and income taxes payable approximate their fair value due to their short maturities.

Derivative instruments

We use derivative instruments to manage equity risk relating to our share-based compensation. We account for these instruments in accordance with ASC Topic 815 “Derivatives and Hedging” (Topic 815), which requires that every derivative instrument be recorded on the balance sheet as either an asset or a liability measured at its fair value as of the reporting date. We do not designate our derivative instruments as hedges and as such the changes in our derivative financial instruments’ fair values are recognized in earnings. The fair value of equity contract derivatives is determined utilizing a valuation model based on the quoted market value of our common shares at the balance sheet date.

Foreign exchange risk

We are exposed to foreign exchange risk because the Company transacts business in currencies other than the US dollar. Accordingly, our results are affected, and may be affected in the future, by exchange rate fluctuations of the US dollar relative to the Canadian dollar, euro, British pound sterling and various other foreign currencies.

Interest rate risk

Depending on the type of advance under the available facilities, interest on such borrowings will be charged based on either i) Canada or US prime rate; or ii) Banker’s Acceptance (BA); or iii) US dollar London Interbank Offer Rate (LIBOR); or iv) the Secured Overnight Financing Rate (SOFR). We are exposed to interest rate fluctuations to the extent that we borrow on our credit facility.

Credit risk

We are exposed to credit risk through our invested cash and accounts receivable. We hold our cash with reputable financial institutions. The lack of concentration of accounts receivable from a single customer and the dispersion of customers among industries and geographical locations mitigate our credit risk.

We do not use any type of speculative financial instruments, including but not limited to foreign exchange contracts, futures, swaps and option agreements, to manage our foreign exchange or interest rate risks. In addition, we do not hold or issue financial instruments for trading purposes.

Equity risk

We are exposed to equity risk through certain share-based compensation expenses that are fair valued at the balance sheet date. The Company enters into equity derivative contracts including floating-rate equity forwards to partially offset the potential fluctuations of certain future share-based compensation expenses. The Company does not hold derivatives for speculative purposes.

Provision for Credit Losses

We are exposed to credit losses primarily through our trade accounts receivable and contract assets. The provision for credit losses is determined utilizing a model of historical losses data. In estimating the provision for credit losses, we considered the age of the receivable, our historical write-offs and the historical creditworthiness of the customer, among other factors. Should any of these factors change, the estimates made by us will also change accordingly, which could affect the level of our future provisions.

Inventory

Finished goods inventories are stated at the lower of cost and net realizable value. The cost of finished goods is determined on the basis of average cost of units.

The valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for our products within specified time horizons. We perform an assessment of inventory which includes a review of, among other factors, demand requirements, product life cycle and development plans, product pricing and quality issues. If the demand for our products indicates we are no longer able to sell inventories above cost or at all, we write down inventory to market or excess inventory is written off.

Impairment of long-lived assets

We test long-lived assets or asset groups, such as property and equipment and finite life intangible assets, for recoverability when events or changes in circumstances indicate that there may be impairment. Circumstances which could trigger a review include, but are not limited to: significant adverse changes in the business climate or legal factors; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset or asset group; and a current expectation that the asset or asset group will more likely than not be sold or disposed of before the end of its estimated useful life. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such asset or asset group is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. No impairment of long-lived assets has been identified or recorded in our consolidated statements of operations for any of the fiscal years presented.

Goodwill and intangible assets

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not subject to amortization.

We test for impairment of goodwill at least annually on October 31st of each year and at any other time if any event occurs or circumstances change that would more likely than not reduce our fair value below our reporting unit’s carrying amount. Our operations are analyzed by management and our chief operating decision maker as being part of a single industry segment providing logistics technology solutions. Accordingly, our goodwill impairment assessment is based on the allocation of goodwill to a single reporting unit. We completed the qualitative assessment during our third quarter of 2022 and concluded that it was more likely than not that the fair value of the goodwill was greater than the carrying value. As a result, no impairment of goodwill was recorded in fiscal 2022 (no impairments were recorded for fiscal 2021 or fiscal 2020).

Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Intangible assets include customer agreements and relationships, non-compete covenants, existing technologies and trade names. Intangible assets are amortized on a straight-line basis over their estimated useful lives. We write down intangible asset or asset groups with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangible asset or asset groups is determined by discounting the expected related future cash flows.

Amortization of our intangible assets is generally recorded at the following rates:

Customer agreements and relationships	Straight-line over two to twenty years
Existing technologies	Straight-line over four to twelve years
Trade names	Straight-line over three to fifteen years
Non-compete covenants	Straight-line over two to twelve years

Property and equipment

Property and equipment is recorded at cost.

Effective February 1, 2020, we changed our accounting method for property & equipment from the declining balance method of depreciation to the straight-line method of depreciation to better reflect the consumption of the assets’ economic benefits. Our change in the method of depreciation is considered a change in accounting estimate effected by a change in accounting principle and has been applied prospectively. The change in the method of depreciation did not have a material impact on our results of operations.

Depreciation of our property and equipment is generally recorded at the following rates:

Computer equipment and software	Straight-line over 1 to 13 years
Furniture and fixtures	Straight-line over 3 to 14 years
Leasehold improvements	Straight-line over lesser of useful life or term of lease
Equipment installed with customers	Straight-line over 3 years

Fully depreciated property and equipment are removed from the balance sheet when they are no longer in use.

Leases

At the inception of a contract we assess whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. We have building lease agreements with lease and non-lease components, which are accounted for separately. For computer equipment and vehicle leases, we have elected to account for the lease and non-lease components as a single lease component.

We recognize a right-of-use (“ROU”) asset and a lease liability at the lease commencement date. The ROU asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the ROU asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option.

The lease liability is initially measured at the present value of the future lease payments at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the ROU asset, or is recorded in profit or loss if the carrying amount of the ROU asset has been reduced to zero.

We have elected to apply the practical expedient not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

Revenue recognition

Revenue is recognized upon transfer of control of promised goods or services to customers in an amount that reflects the consideration we expect to receive in exchange for those goods or services. We enter into contracts that can include the delivery of various combinations of goods and/or services, which are generally capable of being distinct within the context of the contract and accounted for as separate performance obligations. A product or service is distinct if the customer can benefit from it on its own or together with other readily available resources and the promise to transfer the good or service is separately identifiable from other promises in the contractual arrangement with the customer. Non-distinct goods and services are combined with other goods or services until they are distinct as a bundle and therefore form a single performance obligation. The accounting for a contract with a customer that contains multiple performance obligations requires an allocation of the transaction price to each distinct performance obligation based on the determination of the SSP. SSP for each distinct performance obligation in a customer contract is an estimate of the price that would be charged for the specific good or service if it was sold separately in similar circumstances and to similar customers. This estimate determines the amount of revenue recognized for each performance obligation in a customer contract.

Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. In addition to these general policies, the specific revenue recognition policies for each major category of revenue are included below.

License

Revenues for distinct licenses for on-premise or hosted software are derived from perpetual licenses granted to our customers for the right to use our software products. License revenues are billed on the effective date of a contract and revenue is recognized at the point in time when the customer is provided control of the respective software.

Services

Services, which allow customers to access hosted software over a contract term without taking possession of the software, is provided on a subscription and/or transactional fee basis. Revenues from hosted software subscriptions and maintenance are typically billed annually in advance and revenue is recognized on a ratable basis over the contract term beginning on the date that our service is made available to the customer. Transaction fees are typically billed and recognized as revenue on a monthly basis based on the customer usage for that period.

Professional Services & Other

Professional services are comprised of consulting, implementation and training services related to our services and products. These services are generally considered to be separate performance obligations as they provide incremental benefit to customers beyond providing access to the software. Professional services are typically billed on a time and materials basis and revenue is recognized over time as the services are performed. For professional services contracts billed on a fixed price basis, revenue is recognized over time based on the proportion of services performed. Revenue related to customer reimbursement of travel related expenses is recognized on a gross basis as incurred. Other revenues include hardware revenue and is generally billed, and revenue is recognized, when control of the product has transferred under the terms of an enforceable contract.

Our contracts with customers often include promises to transfer multiple goods and services to a customer. Determining whether goods and services are considered distinct performance obligations that should be accounted for separately versus together may require judgment. Judgment is also needed in assessing the ability to collect the corresponding receivables.

Significant assumptions and judgment are required to determine the SSP for each distinct performance obligation, which is needed to determine whether there is a discount that needs to be allocated based on the relative SSP of the various goods and services. When estimating the SSP, we make certain significant assumptions including the basis for stratification of the underlying population of customer contracts based on pricing practices for different goods or services, as appropriate. In order to determine the SSP of its promised goods or services, we conduct a regular analysis to determine whether various goods or services have an observable standalone selling price. If the Company does not have an observable SSP for a particular good or service, then SSP for that particular good or service is estimated using reasonably available information and maximizing observable inputs with approaches including historical pricing, cost plus a margin, and the residual approach.

Costs to obtain a contract with a customer

We recognize an asset for the incremental costs of obtaining a contract with a customer if we expect the costs to be recoverable. We have determined that certain sales incentive programs meet the requirements to be capitalized. These capitalized costs are amortized consistent with the pattern of transfer to the customer for the goods and services to which the asset relates, including specifically identifiable contract renewals. The period of benefit including renewals is determined to be generally between four to six years, taking into consideration our customer contracts, our technology, renewal behaviors and other factors. Amortization of the asset is included in sales and marketing expenses in the consolidated statements of operations. Applying the practical expedient, we recognize the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that we otherwise would have recognized is one year or less.

Contract assets and liabilities

The payment terms and conditions in our customer contracts may vary from the timing of revenue recognition. In some cases, customers pay in advance of delivery of products or services; in other cases, payment is due as services are performed or in arrears following delivery. Timing differences between revenue recognition and invoicing result in unbilled receivables, contract assets, or deferred revenue. Receivables are accrued when revenue is recognized prior to invoicing but the right to payment is unconditional (i.e., only the passage of time is required). This occurs most commonly when software term licenses recognized at a point in time are paid for periodically over the license term. Contract assets result when amounts allocated to distinct performance obligations are recognized as revenue and control of a product or service is transferred to the customer, but invoicing is contingent on performance of other performance obligations or on completion of contractual milestones and is presented as other receivables. Contract assets are transferred to receivables when the rights become unconditional, typically upon invoicing of the related performance obligations in the contract or upon achieving the requisite project milestone. Contract liabilities primarily relate to the advance consideration received from customers and is presented as deferred revenue. Deferred revenue results from customer payments in advance of our satisfaction of the associated performance obligation(s) and relates primarily to prepaid maintenance or other recurring services. Deferred revenues are relieved as revenue is recognized. Contract assets and deferred revenues are reported on a contract-by-contract basis at the end of each reporting period.

Research and development costs

To date, we have not capitalized any costs related to research and development of our computer software products. Costs incurred between the dates that the product is considered to be technologically feasible and is considered to be ready for general release to customers have historically been expensed as they have not been significant.

Stock-based compensation plans

Stock Options

We maintain stock option plans for non-employee directors, officers, employees and other service providers. Options to purchase our common shares are granted at an exercise price equal to the fair market value of our common shares as of the date of grant. This fair market value is determined using the closing price of our common shares on the TSX on the day immediately preceding the date of the grant.

Employee stock options generally vest over a five-year period starting from the grant date and expire seven years from the grant date. Non-employee directors’ and officers’ stock options generally have quarterly vesting over a three to five-year period. We issue new shares from treasury upon the exercise of a stock option. Forfeitures are accounted for as they occur.

The fair value of employee stock option grants that are ultimately expected to vest are amortized to expense in our consolidated statement of operations based on the straight-line attribution method. The fair value of stock option grants is calculated using the Black-Scholes Merton option-pricing model. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on Government of Canada average bond yields for a period consistent with the expected life of the option in effect at the time of the grant. The expected option life is based on the historical life of our granted options and other factors.

Performance & Restricted Share Units

We maintain a performance and restricted share unit plan pursuant to which certain of our officers are eligible to receive grants of performance share units (“PSUs”) and restricted share units (“RSUs”).

PSUs vest at the end of a three-year performance period. The ultimate number of PSUs that vest is based on the total shareholder return (“TSR”) of our Company relative to the TSR of companies comprising a peer index group. TSR is calculated based on the weighted-average closing price of shares for the five trading days preceding the beginning and end of the performance period. The fair value of PSUs is expensed to stock-based compensation expense over the vesting period. PSUs expire ten years from the grant date. New shares are issued from treasury upon the redemption of a PSU.

PSUs are measured at fair value estimated using a Monte Carlo Simulation approach. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on the Government of Canada average bond yields for a period consistent with the expected life of the PSUs at the time of the grant.

RSUs vest annually over a three-year period starting from the grant date and expire ten years from the grant date. We issue new shares from treasury upon the redemption of an RSU.

RSUs are measured at fair value based on the closing price of our common shares for the day preceding the date of the grant and will be expensed to stock-based compensation expense over the vesting period.

Deferred Share Unit Plan

Our board of directors adopted a deferred share unit plan effective as of June 28, 2004, pursuant to which non-employee directors are eligible to receive grants of deferred share units (“DSUs”), each of which has an initial value equal to the weighted-average closing price of our common shares for the five trading days preceding the grant date. The plan allows each director to choose to receive, in the form of DSUs, all, none or a percentage of the eligible director’s fees which would otherwise be payable in cash. If a director has invested less than the minimum amount of equity in Descartes, as prescribed from time to time by the board of directors, then the director must take at least 50% of the base annual fee for serving as a director in the form of DSUs. Each DSU fully vests upon award but is distributed only when the director ceases to be a member of the board of directors. Vested units are settled in cash based on our common share price when conversion takes place. Fair value of the liability is based on the closing price of our common shares at the balance sheet date.

Cash-Settled Restricted Share Unit Plan

Our board of directors adopted a cash-settled restricted share unit plan effective as of May 23, 2007, pursuant to which certain of our employees and non-employee directors are eligible to receive grants of cash-settled restricted share units (“CRSUs”), each of which has an initial value equal to the weighted-average closing price of our common shares for the five trading days preceding the date of the grant. The CRSUs generally vest based on continued employment and have annual vesting over three to five-year periods. Vested units are settled in cash based on our common share price when conversion takes place, which is within 30 days following a vesting date and in any event prior to December 31st of the calendar year in which a vesting date occurs. Fair value of the liability is based on the closing price of our common shares at the balance sheet date.

Business combinations

We apply the provisions of ASC Topic 805, “Business Combinations” (Topic 805), in the accounting for our acquisitions. It requires us to recognize separately from goodwill, the assets acquired and the liabilities assumed at their acquisition date fair values including certain identifiable intangible assets (other than goodwill). Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. The determination of the acquisition date fair value of the intangible assets acquired requires us to make estimates and assumptions regarding projected revenues, earnings before interest, taxes, depreciation and amortization, technology migration rates, customer attrition rates and discount rates.

While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments would be recorded to our consolidated statement of operations.

Costs to exit or restructure certain activities of an acquired company or our internal operations are accounted for as termination and exit costs pursuant to ASC Topic 420, “Exit or Disposal Cost Obligations” (Topic 420) and are accounted for separately from the business combination.

For a given acquisition, we generally identify certain pre-acquisition contingencies as of the acquisition date and may extend our review and evaluation of these pre-acquisition contingencies throughout the measurement period in order to obtain sufficient information to assess whether we include these contingencies as a part of the purchase price allocation and, if so, to determine the estimated amounts.

If we determine that a pre-acquisition contingency (non-income tax related) is probable in nature and estimable as of the acquisition date, we record our best estimate for such a contingency as a part of the preliminary purchase price allocation. We often continue to gather information and evaluate our pre-acquisition contingencies throughout the measurement period and if we make changes to the amounts recorded or if we identify additional pre-acquisition contingencies during the measurement period, such amounts will be included in the purchase price allocation during the measurement period and, subsequent to the measurement period, in our results of operations.

Uncertain tax positions and tax related valuation allowances assumed in connection with a business combination are initially estimated as of the acquisition date. We review these items during the measurement period as we continue to actively seek and collect information relating to facts and circumstances that existed at the acquisition date. Changes to these uncertain tax positions and tax related valuation allowances made subsequent to the measurement period, or if they relate to facts and circumstances that did not exist at the acquisition date, are recorded in our provision for income taxes in our consolidated statement of operations.

Income taxes

We use the liability method of income tax allocation to account for income taxes. Deferred tax assets and liabilities arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. These temporary differences are measured using enacted tax rates. A valuation allowance is recorded to reduce deferred tax assets to the extent that we consider it is more likely than not that a deferred tax asset will not be realized. In determining the valuation allowance, we consider factors such as the reversal of deferred income tax liabilities, projected taxable income, our history of losses for tax purposes, and the character of income tax assets and tax planning strategies. A change to these factors could impact the estimated valuation allowance and income tax expense.

We evaluate our uncertain tax positions by using a two-step approach to recognize and measure uncertain tax positions and provisions for income taxes. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not, based solely on the technical merits, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the appropriate amount of the benefit to recognize. The amount of benefit to recognize is measured as the maximum amount which is more likely than not to be realized. The tax position is derecognized when it is no longer more likely than not that the position will be sustained on audit. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provisions, income taxes payable and deferred income taxes in the period in which the facts that give rise to a revision become known.

Earnings per share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share is calculated by dividing net income by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of stock-based compensation.

Recently adopted accounting pronouncements

In February 2016, the FASB issued Accounting Standards Update 2016-02, “Leases (Topic 842)” (“ASU 2016-02”) and issued subsequent amendments to the initial guidance during 2018, collectively referred to as “ASC 842”. These updates supersede the lease guidance in ASC Topic 840, “Leases” and require the recognition of lease assets and lease liabilities by lessees for most leases previously classified as operating leases under ASC Topic 840. Leases will continue to be classified as either operating or finance. ASC 842 was effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018, which was our fiscal year that began on February 1, 2019 (fiscal 2020). The Company adopted ASC 842 as of February 1, 2019 using the cumulative effect method.

As permitted under ASC 842, we have elected to apply the practical expedient to carry forward our current assessments of whether a contract contains a lease, lease classification, remaining lease terms and amounts capitalized as initial direct costs. We have also elected to apply the practical expedient not to recognize right-of-use (ROU) assets and lease liabilities for short-term leases that have a lease term of 12 months or less. The adoption of ASC 842 resulted in an increase to ROU assets and lease liabilities of $10.4 million as of February 1, 2019. The adoption of ASC 842 did not have a material impact on either our consolidated statement of operations or our consolidated statement of cash flows.

In June 2016, the FASB issued Accounting Standards Update 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”) and issued subsequent amendments to the initial guidance during the 2019 calendar year, collectively referred to as “ASC 326”. ASC 326 requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASC 326 replaces the existing incurred loss impairment model with an expected loss model which requires the use of forward-looking information to calculate credit loss estimates. ASC 326 was effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2019, which was our fiscal year that began on February 1, 2020 (fiscal 2021).

The Company is exposed to credit losses primarily through its trade accounts receivable and contract assets. The provision for credit losses is determined utilizing a model of historical losses data. In estimating the provision for credit losses, we considered the age of the receivable, our historical write-offs and the historical creditworthiness of the customer, among other factors. Should any of these factors change, the estimates made by us will also change accordingly, which could affect the level of our future provisions. The Company adopted ASC 326 as of February 1, 2020 using the cumulative effect method and therefore the comparative information has not been restated. The adoption of ASC 326 did not have a material impact on our results of operations or disclosures.

In January 2017, the FASB issued Accounting Standards Update 2017-04, “Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”). ASU 2017-04 simplifies how an entity is required to test goodwill for impairment. ASU 2017-04 was effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2019, which was our fiscal year that began on February 1, 2020 (fiscal 2021). The Company adopted this guidance in the first quarter of fiscal 2021. The adoption of this guidance did not have a material impact on our results of operations or disclosures.

In August 2018, the FASB issued Accounting Standards Update 2018-15, “Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract” (“ASU 2018-15”). ASU 2018-15 aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. ASU 2018-15 was effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2019, which was our fiscal year that began on February 1, 2020 (fiscal 2021). The Company adopted this guidance in the first quarter of fiscal 2021. The adoption of this guidance did not have a material impact on our results of operations or disclosures.

In December 2019, the FASB issued Accounting Standards Update 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” (“ASU 2019-12”). ASU 2019-12 simplifies how an entity accounts for income taxes. ASU 2019-12 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2020, which is our fiscal year that began on February 1, 2021 (fiscal 2022). The Company adopted this guidance in the first quarter of fiscal 2022. The adoption of this guidance did not have a material impact on our results of operations or disclosures.

Recently issued accounting pronouncements

In October 2021, the FASB issued Accounting Standards Update 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). ASU 2021-08 provides guidance on how to recognize and measure acquired contract assets and liabilities from revenue contracts in a business combination. ASU 2021-08 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2022, which will be our fiscal year beginning February 1, 2023 (fiscal 2024). Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2024. The adoption of this guidance is not expected to have a material impact on our results of operations or disclosures.

Note 3 – Acquisitions

Fiscal 2022 Acquisitions

On February 26, 2021, Descartes acquired all of the shares of VitaDex Solutions, LLC, doing business as QuestaWeb (“QuestaWeb”), a US-based provider of foreign trade zone and customs compliance solutions.The purchase price for the acquisition was approximately $35.9 million, net of cash acquired, which was funded from cash on hand. The gross contractual amount of trade receivables acquired was $0.6 million with a fair value of $0.5 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was $0.1 million. The purchase price was finalized in the three month period ended January 31, 2022 with no adjustments.

On May 7, 2021, Descartes acquired all of the shares of Portrix Logistics Software GmbH (“Portrix”), a provider of multimodal rate management solutions for logistics services providers. The purchase price for the acquisition was approximately $25.2 million (EUR 20.7 million), net of cash acquired, which was funded from cash on hand. The gross contractual amount of trade receivables acquired was $0.7 million with a fair value of $0.7 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nominal. The completion of the initial purchase price allocation is pending the finalization of the fair value for trade receivables, accrued liability balances as well as potential unrecorded liabilities. We expect to finalize the purchase price allocation on or before May 7, 2022.

On July 8, 2021, Descartes acquired all of the shares of GreenMile, LLC (“GreenMile”), a provider of cloud-based mobile route execution solutions for food, beverage, and broader distribution verticals. The purchase price for the acquisition was approximately $29.2 million, net of cash acquired, which was funded from cash on hand. Additional contingent consideration of up to $10.0 million in cash is payable if certain revenue performance targets are met by GreenMile in the two years following the acquisition. The fair value of the contingent consideration was valued at $3.3 million at the acquisition date. The gross contractual amount of trade receivables acquired was $1.1 million with a fair value of $1.0 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was $0.1 million. The completion of the initial purchase price allocation is pending the finalization of the fair value for trade receivables, accrued liability balances as well as potential unrecorded liabilities. We expect to finalize the purchase price allocation on or before July 8, 2022.

For the businesses acquired during fiscal 2022, we incurred acquisition-related costs of $0.9 million for the year ended January 31, 2022, respectively. The acquisition-related costs were primarily for advisory services and are included in other charges in our consolidated statements of operations. For the year ended January 31, 2022, we have recognized aggregate revenues of $12.0 million, respectively, and a net loss of $1.3 million from QuestaWeb, Portrix and GreenMile since the date of acquisition in our consolidated statements of operations.

The final purchase price allocation for QuestaWeb and the preliminary purchase price allocations for Portrix and GreenMile, which have not been finalized, are as follows:

	QuestaWeb	Portrix	Green Mile	Total
Purchase price consideration:
Cash, less cash acquired related to QuestaWeb ($2,097), Portrix ($200) and GreenMile ($1,552)	35,860	25,188	29,230	90,278
Contingent consideration	—	—	3,339	3,339
Net working capital adjustments payable / (receivable)	17	(54)	(308)	(345)
	35,877	25,134	32,261	93,272
Allocated to:
Current assets, excluding cash acquired	714	810	2,186	3,710
Property and equipment	78	—	89	167
Right-of-use assets	123	374	—	497
Other long-term assets	—	—	242	242
Current liabilities	(170)	(871)	(1,498)	(2,539)
Deferred revenue	(736)	(499)	(909)	(2,144)
Lease obligations	(123)	(374)	—	(497)
Deferred income tax liability	—	(5,185)	(752)	(5,937)
Long-term income taxes payable	—	—	(365)	(365)
Debt	—	(1,062)	—	(1,062)
Net tangible assets (liabilities) assumed	(114)	(6,807)	(1,007)	(7,928)

Finite life intangible assets acquired:
Customer agreements and relationships	4,800	4,014	5,700	14,514
Existing technology	8,900	12,286	14,000	35,186
Trade names	100	122	100	322
Non-compete covenants	500	487	500	1,487
Goodwill	21,691	15,032	12,968	49,691
	35,877	25,134	32,261	93,272

The above transactions were accounted for using the acquisition method in accordance with ASC Topic 805, “Business Combinations”. The purchase price allocations in the table above represent our estimates of the allocation of the purchase price and the fair value of net assets acquired. The preliminary purchase price allocations may differ from the final purchase price allocations, and these differences may be material. Revisions to the allocations will occur as additional information about the fair value of assets and liabilities becomes available. The final purchase price allocations will be completed within one year from the acquisition date.

The acquired intangible assets are being amortized over their estimated useful lives as follows:

	QuestaWeb	Portrix	GreenMile
Customer agreements and relationships	13 years	13 years	13 years
Existing technology	6 years	6 years	6 years
Trade names	3 years	3 years	3 years
Non-compete covenants	5 years	2 years	5 years

The goodwill on the QuestaWeb, Portrix and GreenMile acquisitions arose as a result of the combined strategic value to our growth plan. The goodwill arising from the QuestaWeb and GreenMile acquisition is deductible for tax purposes. The goodwill arising from the Portrix acquisition is not deductible for tax purposes.

Fiscal 2021 Acquisitions

On February 21, 2020, Descartes acquired all of the shares of Peoplevox Limited (“Peoplevox”), a UK-based provider of cloud-based ecommerce warehouse management solutions. The purchase price for the acquisition was approximately $24.1 million, net of cash acquired, which was funded from a combination of cash on hand and drawing on Descartes’

existing credit facility. The gross contractual amount of trade receivables acquired was $0.4 million with a fair value of $0.4 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nominal. The purchase price was finalized in the three month period ended January 31, 2021 with no adjustments.

On June 10, 2020 Descartes acquired all of the shares of Cracking Logistics Limited (“Kontainers”), a UK-based provider of client-facing digital freight execution platforms. The purchase price for the acquisition was approximately $5.2 million, net of cash acquired, which was funded from cash on hand. Additional contingent consideration of up to $6.0 million in cash is payable if certain revenue performance targets are met by Kontainers in the two years following the acquisition. The fair value of the contingent consideration was valued at $1.4 million at the acquisition date. The gross contractual amount of trade receivables acquired was $0.2 million with a fair value of $0.2 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nominal. The purchase price was finalized in the three month period ended July 31, 2021 with no adjustments.

On November 6, 2020, Descartes acquired all of the shares of ShipTrack Inc. (“ShipTrack”), a provider of cloud-based mobile resource management and shipment tracking solutions. The purchase price for the acquisition was approximately $19.0 million, net of cash acquired, which was funded from cash on hand. Additional contingent consideration of up to CAD 25.0 million in cash is payable if certain revenue performance targets are met by ShipTrack in the two years following the acquisition. The fair value of the contingent consideration was valued at $2.8 million at the acquisition date. The gross contractual amount of trade receivables acquired was $1.7 million with a fair value of $1.7 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nominal. The purchase price was finalized in the three month period ended October 31, 2021 with no adjustments.

The final purchase price allocations for businesses we acquired during 2021 are as follows:

	Peoplevox	Kontainers	ShipTrack	Total
Purchase price consideration:
Cash, less cash acquired related to Peoplevox ($1,634), Kontainers (overdraft of $13) and ShipTrack ($529)	24,137	5,237	19,029	48,403
Consideration payable	—	100	—	100
Contingent consideration	—	1,414	2,825	4,239
Net working capital adjustments (receivable) / payable	(42)	(87)	64	(65)
	24,095	6,664	21,918	52,677
Allocated to:
Current assets, excluding cash acquired	485	469	1,853	2,807
Right-of-use assets	—	—	151	151
Current liabilities	(776)	(1,074)	(693)	(2,543)
Deferred revenue	(748)	(102)	(204)	(1,054)
Lease obligations	—	—	(151)	(151)
Deferred income tax liability	(1,615)	—	(4,012)	(5,627)
Debt	—	—	(728)	(728)
Net tangible assets (liabilities) assumed	(2,654)	(707)	(3,784)	(7,145)
Finite life intangible assets acquired:
Customer agreements and relationships	3,631	800	3,905	8,336
Existing technology	7,651	3,000	11,102	21,753
Trade names	—	30	77	107
Non-compete covenants	285	80	291	656
Goodwill	15,182	3,461	10,327	28,970
	24,095	6,664	21,918	52,677

The acquired intangible assets are being amortized over their estimated useful lives as follows:

	Peoplevox	Kontainers	ShipTrack
Customer agreements and relationships	10 years	12 years	13 years
Existing technology	6 years	5 years	6 years
Trade names	N/A	3 years	3 years
Non-compete covenants	5 years	5 years	5 years

The goodwill on the Peoplevox, Kontainers and ShipTrack acquisitions arose as a result of the combined strategic value to our growth plan. The goodwill arising from the Peoplevox, Kontainers and ShipTrack acquisitions are not deductible for tax purposes.

Fiscal 2020 Acquisitions

On February 12, 2019, Descartes acquired substantially all of the assets of the businesses run by the Management Systems Resources Inc. group of companies (collectively, “Visual Compliance”), a provider of software solutions and services to automate customs, trade and fiscal compliance processes including denied and restricted party screening processes and export licensing. The purchase price for the acquisition was approximately $248.9 million, net of cash acquired, which was funded from a combination of drawing on Descartes’ existing credit facility and issuing to the sellers 0.3 million Descartes common shares from treasury. The gross contractual amount of trade receivables acquired was $6.4 million with a fair value of $5.2 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was $1.2 million. The purchase price was finalized in the three month period ended January 31, 2020 with no adjustments.

On May 10, 2019, Descartes acquired all the shares of Core Transport Technologies NZ Limited (“CORE”), an electronic transportation network that provides global air carriers and ground handlers with shipment scanning and tracking solutions. The purchase price for the acquisition was approximately $21.8 million, net of cash acquired, which was funded from drawing on Descartes’ existing credit facility. Additional contingent consideration of up to $9.0 million in cash is payable if certain revenue performance targets are met by CORE in the two years following the acquisition. The fair value of the contingent consideration was valued at $1.5 million at the acquisition date. The gross contractual amount of trade receivables acquired was $0.4 million with a fair value of $0.4 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nominal. The purchase price was finalized in the three month period ended April 30, 2020 with no adjustments.

On June 27, 2019, Descartes acquired all the shares of Tegmento AG and Contentis AG (collectively, “STEPcom”), a business-to-business supply chain integration network based in Switzerland. The purchase price for the acquisition was approximately $18.6 million, net of cash acquired, which was funded from drawing on Descartes’ existing credit facility. The gross contractual amount of trade receivables acquired was $0.9 million with a fair value of $0.8 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was $0.1 million. The purchase price was finalized in the three month period ended July 31, 2020 with no adjustments.

On August 20, 2019, Descartes acquired BestTransport.com, Inc. (“BestTransport”), a cloud-based transportation management system provider focused on flatbed-intensive manufacturers and distributors. The purchase price for the acquisition was approximately $11.7 million, net of cash acquired, which was funded from drawing on Descartes’ existing credit facility. The gross contractual amount of trade receivables acquired was $0.6 million with a fair value of $0.6 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nominal. The purchase price was finalized in the three month period ended July 31, 2020 with no adjustments.

The final purchase price allocations for businesses we acquired during 2020 are as follows:

	Visual		STEP-	Best-
	Compliance	CORE	com	Transport	Total
Purchase price consideration:
Cash, less cash acquired related to Visual Compliance ($170), CORE ($213), STEPcom ($2,700) and BestTransport ($507)	239,863	21,833	18,639	11,718	292,053
Common shares issued	9,045	—	—	—	9,045
Contingent consideration	—	1,450	—	—	1,450
Net working capital adjustments payable / (receivable)	1,147	62	250	—	1,459
	250,055	23,345	18,889	11,718	304,007
Allocated to:
Current assets, excluding cash acquired	6,403	689	1,470	815	9,377
Property and equipment	30	2,048	257	35	2,370
Deferred income tax asset	30,924	—	—	—	30,924
Right-of-use assets	1,188	68	232	194	1,682
Current liabilities	(840)	(352)	(874)	(284)	(2,350)
Deferred revenue	(10,267)	(278)	(813)	(9)	(11,367)
Lease obligations	(1,188)	(68)	(232)	(194)	(1,682)
Deferred income tax liability	(282)	(3,332)	(2,316)	(1,352)	(7,282)
Net tangible assets (liabilities) assumed	25,968	(1,225)	(2,276)	(795)	21,672
Finite life intangible assets acquired:
Customer agreements and relationships	32,186	4,600	10,839	3,000	50,625
Existing technology	69,422	6,800	—	3,800	80,022
Trade names	528	200	102	50	880
Non-compete covenants	3,166	300	205	150	3,821
Goodwill	118,785	12,670	10,019	5,513	146,987
	250,055	23,345	18,889	11,718	304,007

The acquired intangible assets are being amortized over their estimated useful lives as follows:

	Visual			Best
	Compliance	CORE	STEPcom	Transport
Customer agreements and relationships	14 years	13 years	9 years	12 years
Existing technology	7 years	6 years	N/A	6 years
Trade names	5 years	8 years	3 years	3 years
Non-compete covenants	5 years	5 years	3 years	2 years

The goodwill on the Visual Compliance, CORE, STEPcom and BestTransport acquisitions arose as a result of the combined strategic value to our growth plan. The goodwill arising from the CORE, STEPcom and BestTransport acquisitions is not deductible for tax purposes. The goodwill from the Visual Compliance acquisition is deductible for tax purposes.

Pro Forma Results of Operations (Unaudited)

The financial information in the table below summarizes selected results of operations on a pro forma basis as if we had acquired GreenMile, Portrix, QuestaWeb, ShipTrack, Kontainers, Peoplevox, BestTransport, STEPcom, CORE and Visual Compliance as of February 1, 2019.

This pro forma information is for information purposes only and does not purport to represent what our actual results of operations for the periods presented would have been had the acquisitions of GreenMile, Portrix, QuestaWeb, ShipTrack,

Kontainers, Peoplevox, BestTransport, STEPcom, CORE and Visual Compliance occurred at February 1, 2019, or to project our results of operations for any future period.

Year Ended	January 31,	January 31,	January 31,
	2022	2021	2020
Revenues	429,531	369,271	354,484
Net income	85,549	48,788	30,933
Earnings per share
Basic	1.01	0.58	0.38
Diluted	0.99	0.57	0.37

Note 4 – Fair Value Measurements

ASC Topic 820 “Fair Value Measurements and Disclosures” (Topic 820) defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value, in this context, should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk, including our own credit risk.

Topic 820 establishes a fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

●	Level 1—inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.
●	Level 2—inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
●	Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The carrying amounts of the Company’s cash, accounts receivable (net), accounts payable, accrued liabilities and income taxes payable approximate their fair value (a Level 2 measurement) due to their short maturities.

The following table shows the Company’s financial instruments measured at fair value on a recurring basis as of January 31, 2022:

	Level 1	Level 2	Level 3	Total
Assets:
Equity derivative contracts	—	10,863	—	10,863

Liabilities:
Contingent consideration	—	—	12,990	12,990

The following table shows the Company’s financial instruments measured at fair value on a recurring basis as of January 31, 2021:

	Level 1	Level 2	Level 3	Total
Assets:
Equity derivative contracts	—	8,001	—	8,001

Liabilities:
Contingent consideration	—	—	4,671	4,671

The Company enters into equity derivative contracts including floating-rate equity forwards to partially offset the potential fluctuations of certain future share-based compensation expenses. The equity derivative contracts are not designated as hedge instruments and the Company does not hold derivatives for speculative purposes. As at January 31, 2022, we had equity derivatives for 252,011 Descartes common shares with a weighted average price of $29.55.

The fair value of equity contract derivatives is determined utilizing a valuation model based on the quoted market value of our common shares at the balance sheet date (Level 2 fair value inputs). The fair value of equity contract derivatives is recorded as other current assets and gains and losses are recorded in general and administrative expenses in the consolidated financial statements. For the years ended January 31, 2022, 2021 and 2020, we recognized an expense (recovery) in general and administrative expenses of ($2.9) million, ($3.4) million and ($4.0) million, respectively.

The following table presents the changes in the fair value measurements in Level 3 of the fair value hierarchy:

Level 3
Balance at January 31, 2020	1,924
Increase from acquisitions	4,239
Cash payments	(95)
Charges through profit or loss	(1,731)
Effect of movements in foreign exchange	334
Balance at January 31, 2021	4,671
Increase from acquisitions	3,339
Charges through profit or loss	5,070
Effect of movements in foreign exchange	(90)
Balance at January 31, 2022	12,990

Estimates of the fair value of contingent consideration is performed by the Company on a quarterly basis. Key unobservable inputs include revenue growth rates and the discount rates applied (11% to 13%). The estimated fair value increases as the annual revenue growth rate increases and as the discount rate decreases and vice versa.

Note 5 – Trade Accounts Receivable

	January 31,	January 31,
	2022	2021
Trade accounts receivable	43,565	39,536
Less: Provision for credit losses	(1,860)	(2,330)
	41,705	37,206

Included in accounts receivable are unbilled receivables in the amount of $0.5 million as at January 31, 2022 ($0.3 million as at January 31, 2021). No single customer accounted for more than 10% of the accounts receivable balance as of January 31, 2022 and 2021.

The following table presents the changes in the provision for credit losses as follows:

Provision
for Credit
Losses
Balance at January 31, 2020	2,003
Current period provision for expected losses	1,681
Write-offs charged against the provision	(1,418)
Effect of movements in foreign exchange	64
Balance at January 31, 2021	2,330
Current period provision for expected losses	1,007
Write-offs charged against the provision	(1,456)
Effect of movements in foreign exchange	(21)
Balance at January 31, 2022	1,860

Note 6 – Other Receivables

	January 31,	January 31,
	2022	2021
Net working capital adjustments receivable from acquisitions	309	237
Other receivables	13,766	14,593
	14,075	14,830

Other receivables include receivables related to sales and use taxes, income taxes, non-trade receivables and contract assets. At January 31, 2022, $0.3 million ($0.2 million as at January 31, 2021) of the net working capital adjustments receivable from acquisitions is recoverable from amounts held in escrow related to the respective acquisitions.

Note 7 – Inventory

At January 31, 2022 and January 31, 2021, inventory is entirely comprised of finished goods inventory. Finished goods inventory primarily consists of hardware and related parts for mobile asset units held for sale. For the years ended January 31, 2022, 2021 and 2020, a nominal provision for excess or obsolete inventories has been recorded in cost of revenues.

Note 8 – Property and Equipment

	January 31,	January 31,
	2022	2021
Cost
Computer equipment and software	40,937	37,469
Furniture and fixtures	1,553	1,494
Leasehold improvements	822	807
Equipment installed with customers	1,635	1,654
Assets under construction	524	998
	45,471	42,422
Accumulated depreciation
Computer equipment and software	31,660	28,123
Furniture and fixtures	1,257	1,081
Leasehold improvements	531	401
Equipment installed with customers	1,206	728
	34,654	30,333
Net	10,817	12,089

Note 9 - Intangible Assets

	January 31,	January 31,
	2022	2021
Cost
Customer agreements and relationships	251,402	240,479
Existing technology	326,411	295,161
Trade names	9,038	8,844
Non-compete covenants	12,306	10,939
	599,157	555,423
Accumulated amortization
Customer agreements and relationships	135,380	119,361
Existing technology	218,953	183,539
Trade names	6,677	5,996
Non-compete covenants	8,538	6,535
	369,548	315,431
Net	229,609	239,992

Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. The change in intangible assets during the year ended January 31, 2022 is primarily due to the acquisitions of QuestaWeb, Portrix and GreenMile, partially offset by amortization. The balance of the change in intangible assets is due to foreign currency translation.

Intangible assets with a finite life are amortized into income over their useful lives. Amortization expense for existing intangible assets is expected to be $229.6 million over the following periods: $53.4 million for 2023, $41.2 million for 2024, $38.4 million for 2025, $34.1 million for 2026, $19.3 million for 2027 and $43.2 million thereafter. Expected future amortization expense is subject to fluctuations in foreign exchange rates and assumes no future adjustments to acquired intangible assets.

Note 10 – Goodwill

Goodwill is recorded when the consideration paid for an acquisition of a business exceeds the fair value of identifiable net tangible and intangible assets acquired. The following table summarizes the changes in goodwill since January 31, 2020:

	January 31,	January 31,
	2022	2021
Balance at beginning of period	565,177	523,690
Acquisition of Peoplevox	—	15,182
Acquisition of Kontainers	—	3,461
Acquisition of ShipTrack	—	10,327
Acquisition of QuestaWeb	21,691	—
Acquisition of Portrix	15,032	—
Acquisition of GreenMile	12,968	—
Adjustments on account of foreign exchange	(6,107)	12,517
Balance at end of period	608,761	565,177

Note 11 - Accrued Liabilities

	January 31,	January 31,
	2022	2021
Accrued compensation and benefits	32,169	24,643
Accrued professional fees	1,318	1,188
Other accrued liabilities	22,955	13,048
	56,442	38,879

Other accrued liabilities include accrued expenses related to third party resellers and royalties, suppliers, accrued restructuring charges and accrued contingent acquisition purchase consideration.

Note 12 – Long-Term Debt

We have a senior secured revolving credit facility in place with a syndicate of lenders. The facility is a $350.0 million revolving operating credit facility to be available for general corporate purposes, including the financing of ongoing working capital needs and acquisitions. With the approval of the lenders, the credit facility can be expanded to a total of $500.0 million. The credit facility has a five-year maturity with no fixed repayment dates prior to the end of the five-year term ending January 2024. Borrowings under the credit facility are secured by a first charge over substantially all of Descartes’ assets. Depending on the type of advance, interest rates under the revolving operating portion of the credit facility are based on the Canada or US prime rate, Bankers’ Acceptance (BA), US dollar London Interbank Offered Rate (LIBOR) or the Secured Overnight Financing Rate (SOFR) plus an additional 0 to 250 basis points based on the ratio of net debt to adjusted earnings before interest, taxes, depreciation and amortization, as defined in the credit agreement. A standby fee of between 20 to 40 basis points will be charged on all undrawn amounts. The credit facility contains certain customary representations, warranties and guarantees, and covenants.

No amounts were drawn on the credit facility as of January 31, 2022 and the balance of $350.0 million is available for use. We were in compliance with the covenants of the credit facility as of January 31, 2022.

As at January 31, 2022, we had outstanding letters of credit of approximately $0.2 million ($0.2 million as at January 31, 2021), which were not related to our credit facility.

Note 13 – Leases

We have operating leases for buildings, vehicles and computer equipment. Our leases have remaining terms of up to 7 years, some of which include options to extend the leases for up to 5 years.

The components of operating lease expense were as follows:

Year Ended	January 31,	January 31,	January 31,
	2022	2021	2020
Operating lease cost	4,466	4,590	4,902
Short-term lease cost	432	502	866
Total operating lease cost	4,898	5,092	5,768

Supplemental cash flow information related to operating leases was as follows:

Year Ended	January 31,	January 31,	January 31,
	2022	2021	2020
Operating cash outflows from operating leases included in measurement of lease liabilities	4,857	4,831	4,150
New ROU assets obtained in exchange for lease obligations	2,548	2,337	6,439

Supplemental information related to operating leases was as follows:

	January 31,	January 31,
	2022	2021
Weighted average remaining lease term (years)	3.3	3.8
Weighted average discount rate (%)	2.1	2.5

Maturities of operating lease liabilities were as follows as of January 31, 2022:

Years Ended January 31,	Operating
Leases
2023	4,349
2024	3,526
2025	2,429
2026	1,131
2027	322
2028 and thereafter	186
Total lease payments	11,943
Less: imputed interest	(532)
Total lease obligations	11,411
Current	4,029
Long-term	7,382

Note 14 - Commitments, Contingencies and Guarantees

Commitments

As described in Note 2 to these consolidated financial statements, we maintain deferred share unit (“DSU”) and cash-settled restricted share unit (“CRSU”) plans for our directors and employees. Any payments made pursuant to these plans are settled in cash. For DSUs and CRSUs, the units vest over time and the liability recognized at any given consolidated balance sheet date reflects only those units vested at that date that have not yet been settled in cash. As such, we had an unrecognized aggregate liability for the unvested DSUs and CRSUs of nil and $1.0 million, respectively, at January 31, 2022. The ultimate liability for any payment of DSUs and CRSUs is dependent on the trading price of our common shares. To partially offset our exposure to fluctuations in our stock price, we have entered into equity derivative contracts, including floating-rate equity forwards. As at January 31, 2022, we had equity derivatives for 252,011 Descartes common shares and a DSU liability for 252,011 Descartes common shares, resulting in no net exposure resulting from changes to our share price.

Contingencies

We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate potential liability is not currently expected to have a material effect on our results of operations or financial position.

Product Warranties

In the normal course of operations, we provide our customers with product warranties relating to the performance of our hardware, software and services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such obligations in our consolidated financial statements.

Business combination agreements

In respect of our acquisitions of Kontainers, ShipTrack and GreenMile, up to $35.6 million in cash may become payable if certain revenue performance targets are met in the two years following the acquisition. A balance of $13.0 million is accrued related to the fair value of this contingent consideration as at January 31, 2022.

Guarantees

In the normal course of business, we enter into a variety of agreements that may contain features that meet the definition of a guarantee under ASC Topic 460, “Guarantees”. The following lists our significant guarantees:

Intellectual property indemnification obligations

We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license agreement with our customer, which license terms are typically perpetual. Historically, we have not encountered material costs as a result of such indemnification obligations.

Other indemnification agreements

In the normal course of operations, we enter into various agreements that provide general indemnities. These indemnities typically arise in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements, customer financing transactions, and leasing transactions. In addition, our corporate by-laws provide for the indemnification of our directors and officers. Each of these indemnities requires us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparty as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnities.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability in our consolidated financial statements for the guarantees or indemnities described above.

Note 15 – Share Capital

On July 16, 2020, we filed a final short-form base shelf prospectus (the “2020 Base Shelf Prospectus”), allowing us to offer and issue the following securities: (i) common shares; (ii) preferred shares; (iii) senior or subordinated unsecured debt securities; (iv) subscription receipts; (v) warrants; and (vi) securities comprised of more than one of the aforementioned common shares, preferred shares, debt securities, subscription receipts and/ or warrants offered together as a unit. These securities may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more shelf prospectus supplements. The aggregate initial offering price of securities that may be sold by us (or certain of our current or future shareholders) pursuant to the 2020 Base Shelf Prospectus during the 25-month period that the 2020 Base Shelf Prospectus, including any amendments thereto, remains valid is limited to an aggregate of $1 billion. No securities have yet been sold pursuant to the 2020 Base Shelf Prospectus.

The following table sets forth the common shares outstanding (number of shares in thousands):

	January 31,	January 31,	January 31,
(thousands of shares)	2022	2021	2020
Balance, beginning of year	84,494	84,156	76,865
Shares issued:
Stock options and share units exercised	262	338	95
Issuance of common shares	—	—	6,900
Acquisitions (Note 3)	—	—	296
Balance, end of year	84,756	84,494	84,156

Cash flows provided from stock options and share units exercised during 2022, 2021 and 2020 were approximately $2.7 million, $6.2 million and $1.5 million, respectively.

Note 16 – Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (“EPS”) (number of shares in thousands):

Year Ended	January 31,	January 31,	January 31,
	2022	2021	2020

Net income for purposes of calculating basic and diluted earnings per share	86,282	52,100	36,997
Weighted average shares outstanding	84,591	84,360	81,659
Dilutive effect of employee stock options	482	358	318
Dilutive effect of restricted and performance share units	1,127	1,038	890
Weighted average common and common equivalent shares outstanding	86,200	85,756	82,867
Earnings per share
Basic	1.02	0.62	0.45
Diluted	1.00	0.61	0.45

For the years ended January 31, 2022, 2021 and 2020, the application of the treasury stock method excluded 267,236, 1,750 and 350,464 stock options, respectively, from the calculation of diluted EPS as the assumed proceeds from the unrecognized stock-based compensation expense of such stock options that are attributed to future service periods made such stock options anti-dilutive.

For the years ended January 31, 2022, 2021 and 2020, 1,000, 71,161 and 5,909 stock options, respectively, were excluded from the calculation of diluted EPS as those options had an exercise price greater than or equal to the average market value of our common shares during the applicable periods and their inclusion would have been anti-dilutive.

Additionally, for the years ended January 31, 2022, 2021 and 2020, the application of the treasury stock method excluded PSUs and RSUs of nil, 43,002 and nil, respectively, from the calculation of diluted EPS as the unrecognized stock-based compensation expense of such PSUs and RSUs that are attributed to future service periods made such PSUs and RSUs anti-dilutive.

Note 17 – Stock-Based Compensation Plans

Total estimated stock-based compensation expense recognized in our consolidated statement of operations was as follows:

Year Ended	January 31,	January 31,	January 31,
	2022	2021	2020
Cost of revenues	732	319	220
Sales and marketing	3,060	896	706
Research and development	1,419	404	281
General and administrative	5,806	4,694	3,702
Effect on net income	11,017	6,313	4,909

Differences between how GAAP and applicable income tax laws treat the amount and timing of recognition of stock-based compensation expense may result in a deferred tax asset. We have recorded a valuation allowance against any such deferred tax asset except for $0.7 million ($0.7 million at January 31, 2021) recognized in the United States. The tax benefit realized in connection with stock options exercised during 2022, 2021 and 2020 was $0.1 million, nominal and $0.1 million, respectively.

Stock Options

As of January 31, 2022, we had 1,319,279 stock options granted and outstanding under our shareholder-approved stock option plan and 3,041,719 remained available for grant.

As of January 31, 2022, $6.1 million of total unrecognized compensation costs, net of forfeitures, related to non-vested stock option awards is expected to be recognized over a weighted average period of 2.6 years. The total fair value of stock options vested during 2022 was $3.4 million.

The total number of options granted during the years ended January 31, 2022, 2021 and 2020 was 271,025, 381,859 and 367,173, respectively. The weighted average grant-date fair value of options granted during the years ended January 31, 2022, 2021 and 2020 was $16.77, $10.19 and $8.99 per option, respectively.

The weighted-average assumptions were as follows:

Year Ended	January 31,	January 31,	January 31,
	2022	2021	2020
Expected dividend yield (%)	—	—	—
Expected volatility (%)	27.8	26.4	23.5
Risk-free rate (%)	0.7	0.7	1.4
Expected option life (years)	5	5	5

A summary of option activity under all of our plans is presented as follows:

			Weighted-	Aggregate
	Number of	Weighted-	Average	Intrinsic
	Stock	Average	Remaining	Value
	Options	Exercise	Contractual	(in
	Outstanding	Price	Life (years)	millions)
Balance at January 31, 2020	1,127,822	$26.82	4.6	$20.2
Granted	381,859	$41.51
Exercised	(338,342)	$18.43
Forfeited	(23,619)	$33.88
Balance at January 31, 2021	1,147,720	$33.77	4.9	$28.1
Granted	271,025	$65.03
Exercised	(90,166)	$29.38
Forfeited	(9,300)	$53.94
Balance at January 31, 2022	1,319,279	$42.35	4.4	$41.5

Vested or expected to vest at January 31, 2022	1,319,279	$42.35	4.4	$41.5

Exercisable at January 31, 2022	856,426	$36.91	3.9	$31.6

The total intrinsic value of options exercised during the years ended January 31, 2022, 2021 and 2020 was approximately $3.7 million, $10.8 million and $2.0 million, respectively.

Options outstanding and options exercisable as at January 31, 2022 by range of exercise price are as follows:

	Options Outstanding			Options Exercisable
			Weighted
	Weighted		Average	Weighted
	Average	Number of	Remaining	Average	Number of
	Exercise	Stock	Contractual	Exercise	Stock
Range of Exercise Prices	Price	Options	Life (years)	Price	Options
$19.78 – $23.86	$22.55	176,500	1.9	$22.55	176,500
$27.39 – $29.08	$29.08	191,754	3.2	$29.08	176,417
$40.22 – $52.38	$40.69	618,325	4.7	$40.60	414,713
$56.63 – $78.55	$63.59	332,700	6.1	$63.79	88,796
	$42.35	1,319,279	4.4	$36.91	856,426

A summary of the status of our unvested stock options under our shareholder-approved stock option plan as of January 31, 2022 is presented as follows:

		Weighted-
		Average
	Number of	Grant-Date
	Stock Options	Fair Value per
	Outstanding	Share
Balance at January 31, 2020	409,653	$8.03
Granted	381,859	$10.19
Vested	(266,238)	$8.19
Forfeited	(23,619)	$4.87
Balance at January 31, 2021	501,655	$9.52
Granted	271,025	$16.77
Vested	(300,527)	$11.42
Forfeited	(9,300)	$13.54
Balance at January 31, 2022	462,853	$13.16

Performance Share Units

A summary of PSU activity is as follows:

		Weighted-	Weighted-	Aggregate
		Average	Average	Intrinsic
	Number of	Granted	Remaining	Value
	PSUs	Date Fair	Contractual	(in
	Outstanding	Value	Life (years)	millions)
Balance at January 31, 2020	629,874	$21.19	5.0	$28.2
Granted	85,334	$54.24
Performance units issued	40,665	$29.08
Balance at January 31, 2021	755,873	$25.17	4.7	$44.0
Granted	77,441	$88.11
Performance units issued	44,296	$36.63
Exercised	(100,072)	$9.66
Balance at January 31, 2022	777,538	$35.76	4.8	$57.4

Vested or expected to vest at January 31, 2022	777,538	$35.76	4.8	$57.4

Exercisable at January 31, 2022	561,034	$23.15	3.6	$41.4

The aggregate intrinsic values represent the total pre-tax intrinsic value (the aggregate closing share price of our common shares on January 31, 2022) that would have been received by PSU holders if all PSUs had been vested on January 31, 2022.

As of January 31, 2022, $6.7 million of total unrecognized compensation costs related to non-vested awards is expected to be recognized over a weighted average period of 1.1 years. The total fair value of PSUs vested during 2022 was $3.6 million.

Restricted Share Units

A summary of RSU activity is as follows:

		Weighted-	Weighted-
		Average	Average	Aggregate
	Number of	Granted	Remaining	Intrinsic
	RSUs	Date Fair	Contractual	Value
	Outstanding	Value	Life (years)	(in millions)
Balance at January 31, 2020	374,677	$16.57	5.0	$16.8
Granted	57,518	$43.25
Balance at January 31, 2021	432,195	$19.98	4.7	$25.2
Granted	50,099	$65.33
Exercised	(71,314)	$7.14
Balance at January 31, 2022	410,980	$29.17	5.0	$30.3

Vested or expected to vest at January 31, 2022	410,980	$29.17	5.0	$30.3

Exercisable at January 31, 2022	355,765	$24.62	4.4	$26.3

The aggregate intrinsic values represent the total pre-tax intrinsic value (the aggregate closing share price of our common shares on January 31, 2022) that would have been received by RSU holders if all RSUs had been vested on January 31, 2022.

As of January 31, 2022, $3.2 million of total unrecognized compensation costs related to non-vested awards is expected to be recognized over a weighted average period of 1.6 years. The total fair value of RSUs vested during 2022 was $2.6 million.

Deferred Share Unit Plan

As at January 31, 2022, the total number of DSUs held by participating directors was 252,011 (226,525 at January 31, 2021), representing an aggregate accrued liability of $18.3 million ($13.8 million at January 31, 2021). During 2022, 25,486 DSUs were granted and nil DSUs were redeemed and settled in cash. As at January 31, 2022, the unrecognized aggregate liability for the unvested DSUs was nil (nil at January 31, 2021). The fair value of the DSU liability is based on the closing price of our common shares at the balance sheet date. The total compensation cost related to DSUs recognized in our consolidated statements of operations was approximately $4.5 million, $4.6 million and $5.0 million for the years ended January 31, 2022, 2021 and 2020, respectively.

Cash-Settled Restricted Share Unit Plan

A summary of activity under our CRSU plan is as follows:

		Weighted-
		Average
	Number of	Remaining
	CRSUs	Contractual
	Outstanding	Life (years)
Balance at January 31, 2020	42,727	1.6
Granted	26,629
Vested and settled in cash	(30,480)
Forfeited	(248)
Balance at January 31, 2021	38,628	1.5
Granted	12,776
Vested and settled in cash	(26,755)
Forfeited	(221)
Balance at January 31, 2022	24,428	1.4

Non-vested at January 31, 2022	24,428	1.4

We recognize the compensation cost of the CRSUs ratably over the service/vesting period relating to the grant and have recorded an aggregate accrued liability of $0.8 million at January 31, 2022 ($0.9 million at January 31, 2021). As at January 31, 2022, the unrecognized aggregate liability for the unvested CRSUs was $1.0 million ($1.5 million at January 31, 2021). The fair value of the CRSU liability is based on the closing price of our common shares at the balance sheet date. The total compensation cost related to CRSUs recognized in our consolidated statements of operations was approximately $1.3 million, $1.1 million and $0.9 million for the years ended January 31, 2022, 2021 and 2020, respectively.

Note 18 - Income Taxes

Income before income taxes is earned in the following tax jurisdictions:

Year Ended	January 31,	January 31,	January 31,
	2022	2021	2020

Canada	36,312	31,307	19,557
United States	32,338	26,072	19,962
Other countries	33,960	12,990	8,516
	102,610	70,369	48,035

Income tax expense is incurred in the following jurisdictions:

Year Ended	January 31,	January 31,	January 31,
	2022	2021	2020
Current income tax expense
Canada	1,817	1,875	1,020
United States	8,689	(3,050)	3,496
Other countries	4,308	4,921	779
	14,814	3,746	5,295
Deferred income tax expense (recovery)
Canada	8,381	7,047	5,008
United States	1,941	9,537	1,390
Other countries	(8,808)	(2,061)	(655)
	1,514	14,523	5,743
	16,328	18,269	11,038

Income tax expense for 2022, 2021 and 2020 was 16%, 26% and 23% of income before income taxes, respectively, with current income tax expense being 14%, 5% and 11% of income before income taxes, respectively.

Current income tax expense increased in 2022 compared to 2021 primarily due to a current tax recovery in 2021 related to a voluntary change in accounting for deferred revenue for income tax purposes in the United States elected by the Company.

Current income tax expense decreased in 2021 compared to 2020 primarily due to a voluntary change we elected to adopt in accounting for deferred revenue for income tax purposes in the United States. This change resulted in a decrease of $9.3 million in current income tax expense in 2021 and a corresponding increase in the deferred income tax expense for the same period. This decrease was partially offset by an increase in income before tax in other jurisdictions as a result of growth in the business.

Deferred income tax expense decreased in 2022 compared to 2021 primarily due to additional deferred tax expense in 2021 related to a voluntary change in accounting for deferred revenue for income tax purposes in the United States elected by the Company as well as a release in valuation allowances recorded in 2022 related to tax losses in EMEA carried forward from previous periods.

Deferred income tax expense increased in 2021 compared to 2020 primarily due to a voluntary change we elected to adopt in accounting for deferred revenue for income tax purposes in the United States. This increase was partially offset by a release in valuation allowance for other jurisdictions.

The components of the deferred income tax assets and liabilities are as follows:

	January 31,	January 31,
	2022	2021
Assets
Accrued liabilities not currently deductible	5,408	4,471
Accumulated net operating losses	10,594	12,866
Corporate minimum taxes	2,346	1,596
Difference between tax and accounting basis of property and equipment	12,021	23,754
Research and development and other tax credits and expenses	1,172	1,649
Total deferred income tax assets	31,541	44,336
Liabilities
Difference between tax and accounting basis of intangible assets	(47,255)	(45,030)
Difference between tax and accounting basis of property and equipment	—	—
Other temporary differences	(2,886)	(2,109)
Total deferred income tax liabilities	(50,141)	(47,139)
Net deferred income taxes	(18,600)	(2,803)
Valuation allowance	(1,961)	(11,365)
Net deferred income taxes, net of valuation allowance	(20,561)	(14,168)

As at January 31, 2022, we have not accrued for foreign withholding taxes and Canadian income taxes applicable to approximately $573.0 million of unremitted earnings of subsidiaries operating outside of Canada. These earnings, which we consider to be invested indefinitely, will become subject to these taxes if and when they are remitted as dividends or if we sell our stock in the subsidiaries. If we decide to repatriate the foreign earnings, we would need to adjust our income tax provision in the period we determined that the earnings will no longer be indefinitely invested outside Canada.

The provision (recovery) for income taxes varies from the expected provision at the statutory rates for the reasons detailed in the table below:

Year Ended	January 31,	January 31,	January 31,
	2022	2021	2020
Income before income taxes	102,610	70,369	48,033

Combined basic Canadian statutory rates	26.5%	26.5%	26.5%

Income tax expense based on the above rates	27,192	18,648	12,729
Increase (decrease) in income taxes resulting from:
Permanent differences	3,467	875	(673)
Effect of differences between Canadian and foreign tax rates	(1,855)	(600)	(274)
Effect of rate changes on current year timing differences	(1,085)	(1,063)	(609)
Adjustments relating to previous periods	(569)	(1,034)	94
Increase (decrease) in accruals for uncertain tax positions	(849)	1,289	(1,042)
Valuation allowance	(9,102)	254	692
Stock based compensation	—	100	352
Other, including foreign exchange	(871)	(200)	(231)
Income tax expense	16,328	18,269	11,038

We have income tax loss carry forwards which expire as follows:

Expiry year	Canada	United States	EMEA	Asia Pacific	Total
2023	—	—	—	49	49
2024	—	—	—	186	186
2025	—	—	40	67	107
2026	—	—	—	—	—
2027	—	417	—	352	769
Thereafter	8,022	1,473	33,054	1,553	44,102
	8,022	1,890	33,094	2,207	45,213

The following is a tabular reconciliation of the total estimated liability associated with uncertain tax positions taken:

	January 31,	January 31,
	2022	2021
Liability, beginning of year	8,393	6,650
Gross increases – current period	333	2,502
Lapsing due to statutes of limitations	(1,372)	(759)
Liability, end of year	7,354	8,393

We have identified accruals of $7.4 million with respect to uncertain tax positions as at January 31, 2022. It is possible that these accruals for uncertain tax positions will not be required in which case up to $7.4 million of the recorded liability will decrease the effective tax rate in future years if this liability is reversed. We believe that it is reasonably possible that $2.1 million of the uncertain tax positions could decrease tax expense in the next 12 months relating primarily to tax years becoming statute barred for purposes of future tax examinations by local taxing jurisdictions.

We recognize accrued interest and penalties related to uncertain tax positions as a current tax expense. As at January 31, 2022 and January 31, 2021, the unrecognized tax positions have resulted in no material liability for estimated interest and penalties.

Descartes and our subsidiaries file their tax returns as prescribed by the tax laws of the jurisdictions within which they operate. We are no longer subject to income tax examinations by tax authorities in our major tax jurisdictions as follows:

Years No Longer Subject to Audit
Tax Jurisdiction
United States Federal	2019 and prior
Canada	2017 and prior
United Kingdom	2019 and prior
Sweden	2015 and prior
Norway	2020 and prior
Netherlands	2014 and prior
Belgium	2018 and prior
Germany	2017 and prior
Switzerland	2016 and prior
Brazil	2016 and prior

Note 19 – Contract Balances, Performance Obligations and Contract Costs

Deferred Revenue

The following table presents the changes in the deferred revenue balance as follows:

Deferred Revenue
Balance at January 31, 2020	42,063
Recognition of previously deferred revenue	(37,843)
Deferral of revenue	46,386
Increases from business combinations, net	39
Effect of movements in foreign exchange	646
Balance at January 31, 2021	51,291
Recognition of previously deferred revenue	(38,065)
Deferral of revenue	45,234
Increases from business combinations, net	729
Effect of movements in foreign exchange	(489)
Balance at January 31, 2022	58,700
Current	56,780
Long-term	1,920

Performance Obligations

As of January 31, 2022, approximately $366.8 million of revenue is expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. We expect to recognize revenue on approximately 80% of these remaining performance obligations over the next 24 months with the balance recognized thereafter.

Contract Assets

The following table presents the changes in the contract assets balance as follows:

Contract Assets
Balance at January 31, 2020	1,107
Transfers to trade receivables from contract assets	(563)
Increases as a result of delivered term licenses recognized as revenue during the period, net of amounts transferred to trade receivables	783
Effect of movements in foreign exchange	26
Balance at January 31, 2021	1,353
Transfers to trade receivables from contract assets	(730)
Increases as a result of delivered term licenses recognized as revenue during the period, net of amounts transferred to trade receivables	815
Effect of movements in foreign exchange	5
Balance at January 31, 2022	1,443

Contract Costs

Capitalized contract costs net of accumulated amortization is $16.6 million at January 31, 2022 ($12.9 million at January 31, 2021). Capitalized contract costs are amortized consistent with the pattern of transfer to the customer for the goods and services to which the asset relates. The total contract cost amortization included in sales and marketing expenses was approximately $4.7 million, $3.3 million and $2.5 million for the years ended January 31, 2022, 2021 and 2020, respectively.

Note 20 - Other Charges

Other charges are comprised of acquisition-related costs, contingent consideration adjustments and restructuring initiatives which have been undertaken from time to time under various restructuring plans. Acquisition-related costs primarily include advisory services, administrative costs and retention bonuses to employees joining by way of an acquisition, and collectively relate to completed and prospective acquisitions.

The following tables shows the components of other charges as follows:

Year Ended	January 31,	January 31,	January 31,
	2022	2021	2020
Acquisition-related costs	1,904	1,981	3,457
Contingent consideration adjustments	4,458	(1,946)	340
Restructuring plans	66	2,300	—
	6,428	2,335	3,797

Fiscal 2021 Restructuring Plan

In the second quarter of fiscal 2021, management approved and began to implement a restructuring plan (the “Fiscal 2021 Restructuring Plan”) to reduce operating expenses. To date, $2.4 million has been recorded within other charges in conjunction with this restructuring plan. These charges are comprised of workforce reduction and the accelerated ROU asset amortization associated with certain office closures. This plan is substantially complete with a nominal amount of future expected office closure costs.

The following table shows the changes in the restructuring provision for the Fiscal 2021 Restructuring Plan:

	Workforce
	Reduction	Office Closures	Total
Balance at January 31, 2020	—	—	—
Accruals and adjustments	1,717	583	2,300
Cash draw downs	(1,657)	(583)	(2,240)
Foreign exchange	10	—	10
Balance at January 31, 2021	70	—	70
Accruals and adjustments	2	64	66
Cash draw downs	(72)	(64)	(136)
Balance at January 31, 2022	—	—	—

Note 21 – Supplemental Cash Flow Information

The following tables presents the cash flow changes in operating asset and liabilities:

Year Ended	January 31,	January 31,	January 31,
	2022	2021	2020
Trade accounts receivable	(2,884)	143	3,733
Other accounts receivable	2,042	(7,098)	(2,547)
Prepaid expenses and other	(8,276)	(5,029)	(5,942)
Inventory	(498)	99	(345)
Accounts payable	2,336	(686)	1,768
Accrued liabilities	13,760	(999)	3,265
Income taxes payable	426	3,835	(1,550)
Operating leases	(259)	283	546
Deferred revenue	6,142	5,877	(4,184)
	12,789	(3,575)	(5,256)

Note 22 - Segmented Information

We review our operating results, assess our performance, make decisions about resources, and generate discrete financial information at the single enterprise level. Accordingly, we have determined that we operate in one reportable business segment providing logistics technology solutions. The following tables provide our disaggregated revenue information by geographic location of customer and revenue type:

Year Ended	January 31,	January 31,	January 31,
	2022	2021	2020
Revenues
United States	242,086	211,232	202,814
Europe, Middle-East and Africa	128,990	94,163	82,596
Canada	36,116	29,388	27,304
Asia Pacific	17,498	13,881	13,077
	424,690	348,664	325,791

Year Ended	January 31,	January 31,	January 31,
	2022	2021	2020
Revenues
License	5,060	5,054	7,582
Services	378,494	309,731	284,654
Professional services and other	41,136	33,879	33,555
	424,690	348,664	325,791

License revenues are derived from perpetual licenses granted to our customers to use our software products. Services revenues are comprised of ongoing transactional and/or subscription fees for use of our services and products by our customers and maintenance, which include revenues associated with maintenance and support of our services and products. Professional services and other revenues are comprised of professional services revenues from consulting, implementation and training services related to our services and products, hardware revenues and other revenues.

The following table provides information by geographic area of operation for our long-lived assets. Long-lived assets represent property and equipment and intangible assets that are attributed to geographic areas.

	January 31,	January 31,
	2022	2021
Total long-lived assets
United States	102,649	92,442
Europe, Middle-East and Africa	43,922	39,769
Canada	84,943	107,472
Asia Pacific	8,912	12,398
	240,426	252,081

Note 23 – Subsequent Event

On February 9, 2022, Descartes acquired all of the shares of NetCHB, LLC, a provider of customs filing solutions in the US. The purchase price for the acquisition was approximately $38.7 million, net of cash acquired, which was funded from cash on hand plus potential performance-based consideration of up to $60.0 million based on NetCHB achieving revenue-based targets over the first two years post-acquisition. As of the issue date of these consolidated financial statements, the fair value of the acquired assets and liabilities has not been determined.

CORPORATE INFORMATION

Stock Exchange Information

Our common stock trades on the Toronto Stock Exchange under the symbol DSG and on The Nasdaq Stock Market under the symbol DSGX.

Transfer Agents

Computershare Investor Services Inc.	Computershare Trust Company
100 University Avenue	12039 West Alameda Parkway
Toronto, Ontario M5J 2Y1	Suite Z-2 Lakewood, Colorado
North America: (800) 663-9097	80228 USA
Phone: (416) 263-9200	Phone: (303) 262-0600

Independent Registered Public Accounting Firm

KPMG LLP
Bay Adelaide Centre
333 Bay Street
Suite 4600
Toronto, Ontario M5H 2S5
Phone: (416) 777-8500

Investor Inquiries

Investor Relations
The Descartes Systems Group Inc.
120 Randall Drive
Waterloo, Ontario N2V 1C6
Phone: (519) 746-8110 ext. 202358
Toll Free: (800) 419-8495
E-mail: investor@descartes.com
www.descartes.com

The Descartes Systems Group Inc.

Corporate Headquarters
120 Randall Drive
Waterloo, Ontario N2V 1C6
Canada
Phone:	(519) 746-8110
(800) 419-8495
Fax:	(519) 747-0082
info@descartes.com
www.descartes.com